EXHIBIT 12.03

EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings:
Net income	$1,660	$1,407	$888	$1,450	$828
Income tax provision (benefit)	511	55	(27)	345	268
Fixed charges	1,598	1,440	1,284	1,206	1,012
Pre-tax earnings required to cover
the preferred stock dividend of
consolidated subsidiaries	(15)	(14)	(14)	(15)	(16)
Total earnings	$3,754	$2,888	$2,131	$2,986	$2,092
Fixed charges:
Interest on short-term
borrowings and long-term
debt, net	$1,543	$1,372	$1,218	$1,140	$942
Interest on capital leases	2	3	4	6	7
AFUDC debt	38	51	48	45	47
Pre-tax earnings required to cover
the preferred stock dividend of
consolidated subsidiaries	15	14	14	15	16
Total fixed charges	$1,598	$1,440	$1,284	$1,206	$1,012
Ratios of earnings to fixed charges	2.35	2.01	1.66	2.48	2.07

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, "earnings" represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabilities.